UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                                  Navtech, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   63935 10 0
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the Filing  person has  previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP No.         63935 10 0                                  Page 2 of 7 Pages


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Denis L. Metherell ("Denis")
         Eileen L. Metherell ("Eileen")

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[   ]  (b) [   ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Denis - United States
         Eileen - Canada

 NUMBER OF  SHARES        7    SOLE VOTING POWER
                                  Denis - 6,000
                                  Eileen - 0

 BENEFICIALLY  OWNED BY   8    SHARED VOTING POWER
                                  Denis - 150,000
                                  Eileen - 150,000

 EACH  REPORTING          9    SOLE DISPOSITIVE POWER
                                   Denis - 6,000
                                   Eileen - 0

 PERSON  WITH            10    SHARED DISPOSITIVE POWER
                                  Denis - 150,000
                                  Eileen - 150,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Denis - 156,000
         Eileen - 156,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   Denis - 5.9%
                                                              Eileen - 5.9%




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14       TYPE OF REPORTING PERSON*
         Denis - IN
         Eileen - IN


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Item 1.   Security and Issuer.

     The Reporting Persons are making this statement in reference to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Navtech, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2340 Garden Road, Suite 102, Monterey, California 93940.

Item 2.   Identity and Background.

     The Reporting Persons are making this statement pursuant to Rule 13d-1(a).

         (a)      Name:

                  Denis L. Metherell ("Denis")

                  Eileen L. Metherell ("Eileen")

         (b)      Residence or business address:

                  Denis
                  -----

                  77 Centre Street
                  Elmira, Ontario, Canada N3B 2V9

                  Eileen
                  ------

                  77 Centre Street
                  Elmira, Ontario, Canada N3B 2V9

         (c) Denis serves as Secretary and a director of the Issuer. Eileen is the President and sole shareholder of AVCON, a Canadian company that administers the equipment leases of the Issuer.

         (d) The Reporting Persons have not been convicted in a criminal proceeding in the last five years.

         (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Denis is a citizen of the United States. Eileen is a citizen of Canada.

Item 3.   Source and Amount of Funds or Other Consideration.

         See Item 4 hereof.


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Item 4.   Purpose of Transaction.

     On January 31, 2000, the Board of Directors of the Issuer granted Denis the right and option to purchase 150,000 shares of Common Stock of the Issuer (the "Option") pursuant to the terms and conditions of the Issuer's 1995 Key Employees and Advisors Stock Option Plan. The exercise price of each share of Common Stock of the Issuer underlying the Option was $0.625. The Option was immediately exercisable and such Option was scheduled to expire on January 31, 2005.

     On March 13, 2000, Denis exercised the Option to the extent of 100,000 shares of Common Stock. On March 16, 2000, Denis exercised the Option to the extent of the remaining 50,000 shares of Common Stock. Denis used personal funds to exercise the Option. The shares of Common Stock issued upon the exercise of the Option were issued to Denis and Eileen as joint tenants with rights of survivorship.

     Subject to and depending upon the availability of prices deemed favorable by them, the Reporting Persons may choose to purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions, the Reporting Persons may determine to dispose of shares of Common Stock held by them in the open market, in privately negotiated transactions with third parties, or otherwise.

Item 5.   Interest in Securities of the Issuer.

     (a) The Reporting Persons hold 156,000 shares of Common Stock, which represent 5.9% of the total shares of Common Stock of the Issuer outstanding as of February 29, 2000. The percentage for the Reporting Persons was calculated using as the denominator the sum of (i) the 100,000 shares of Common Stock issued effective March 13, 2000, upon the exercise of the Option as described in
Item 4 hereof, (ii) the 50,000 shares of Common Stock issued effective March 16, 2000, upon the exercise of the Option as described in Item 4 hereof (iii) 500,000 shares of Common Stock issued to Robert N. Snyder effective March 2000 and (iv) the 2,001,980 outstanding shares of Common Stock as of February 29, 2000, based upon the Quarterly Report on Form 10-QSB filed by the Issuer for the period ended January 31, 2000.

     (b) Denis has sole voting and dispositive power with respect to 6,000 shares of such Common Stock and shared voting and dispositive power with respect to 150,000 shares of such Common Stock. Eileen does not have sole voting and dispositive power with respect to any such shares of Common Stock; however, she has shared voting and dispositive power with respect to 150,000 shares of such Common Stock.

     (c) See Item 4 hereof.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4 hereof.


                                        5


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Item 7.    Material to be Filed as Exhibits.

          (1)  Agreement among the Reporting Persons.

          (2) Option Agreement, dated January 31, 2000, by and between Denis and the Issuer.













































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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2000


                                                /s/ Denis Leigh Metherell
                                                -------------------------
                                                 Denis L. Metherell


                                                /s/ Eileen L. Metherell
                                                -----------------------
                                                 Eileen L. Metherell

































                                        7


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                                    EXHIBIT 1

     The undersigned agree that the Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.

Dated: May 9, 2000


                                                /s/ Denis Leigh Metherell
                                                -------------------------
                                                 Denis L. Metherell


                                                /s/ Eileen L. Metherell
                                                -----------------------
                                                 Eileen L. Metherell



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